File Number 082-02819

04045049

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

16 September 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

dlw 9/28

\\PLCCOV10\Team$\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2004\ZE - SEC - New Acting MD of STW- 16 Sep04.doc

Severn Trent
16 September 2004

Colin Matthews to be Acting Managing Director of Severn Trent Water

Severn Trent Plc announced today that Colin Matthews, Group Chief Executive Designate, is to be acting Managing Director, Severn Trent Water, pending the appointment of a permanent Managing Director.

Mr Matthews, who joined Severn Trent Plc on 6 September, will take over from Robert Walker as Group Chief Executive, Severn Trent Plc, on his retirement in February 2005, as already announced.

Severn Trent Plc also confirmed today that Severn Trent Water has replied to Ofwat in response to Ofwat's Draft Determination for PR04 announced on 5 August. This is a formal stage in the process of determining prices and obligations for 2005 – 2010.

For further information, contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
0121 722 4310

Julian Wais
Head of Investor Relations
Severn Trent Plc
0121 722 4295